大華銀行
UNITED OVERSEAS BANK



06011632

United Overseas Bank Limited, Head Office
80 Raffles Place, UOB Plaza, Singapore 048624
Tel (65) 6533 9898 Fax (65) 6534 2334
www.uobgroup.com
Company Reg No. 193500026Z

Our ref: ANN2006/UOB2006/UOB-A05-YE2005Results/atl

23 February 2006

File No. 82-2947

Securities & Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street, N.W.
Washington, DC 20549
USA

SUPPL

Dear Sir

AUDITED RESULTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

We enclose a copy of our announcement dated 23 February 2006 in regard to the above matter for your information.

Yours faithfully
for UNITED OVERSEAS BANK LIMITED

Leo Hee Wui
Assistant Secretary

Enc

大華銀行集團
UNITED OVERSEAS BANK GROUP

NEWS RELEASE

UNITED OVERSEAS BANK LIMITED
Incorporated in the Republic of Singapore
Company Registration Number: 193500026Z

To : All Shareholders

The Board of Directors of United Overseas Bank Limited ("UOB") wishes to make the following announcement:

1. AUDITED RESULTS FOR THE FINANCIAL YEAR ENDED 31 DECEMBER 2005

	Group			Bank		
	2005	2004	Incr / (Decr)	**2005**	2004	Incr / (Decr)
	$'000	$'000	%	**$'000**	$'000	%
Interest income	**4,881,743**	3,661,340	33.3	**3,833,478**	2,866,298	33.7
Less : Interest expense	**2,534,226**	1,506,444	68.2	**2,118,930**	1,171,563	80.9
Net interest income	**2,347,517**	2,154,896	8.9	**1,714,548**	1,694,735	1.2
Dividend income	**59,594**	42,983	38.6	**239,444**	304,497	(21.4)
Fee and commission income	**899,600**	705,897	27.4	**448,369**	427,381	4.9
Rental income	**63,897**	64,578	(1.1)	**36,282**	37,427	(3.1)
Other operating income	**390,714**	290,389	34.5	**653,803**	172,457	279.1
Income before operating expenses	**3,761,322**	3,258,743	15.4	**3,092,446**	2,636,497	17.3
Less : Staff costs	**683,566**	587,453	16.4	**388,450**	363,748	6.8
Other operating expenses	**740,374**	639,355	15.8	**484,055**	464,200	4.3
	1,423,940	1,226,808	16.1	**872,505**	827,948	5.4
Operating profit before amortisation and impairment charges	**2,337,382**	2,031,935	15.0	**2,219,941**	1,808,549	22.7
Less : Intangible assets amortised/ impaired	**59,980**	213,630	(71.9)	**-**	189,959	(100.0)
Less : Other impairment charges	**173,531**	208,705	(16.9)	**5,892**	90,685	(93.5)
Operating profit after amortisation and impairment charges	**2,103,871**	1,609,600	30.7	**2,214,049**	1,527,905	44.9
Share of profit of associates	**99,854**	307,265	(67.5)	**-**	-	-
Profit before tax	**2,203,725**	1,916,865	15.0	**2,214,049**	1,527,905	44.9
Less : Tax	**446,024**	384,545	16.0	**363,512**	337,671	7.7
Share of tax of associates	**26,298**	65,887	(60.1)	**-**	-	-
Profit for the financial year	**1,731,403**	1,466,433	18.1	**1,850,537**	1,190,234	55.5
Attributable to:						
Equity holders of the Bank	**1,709,206**	1,451,769	17.7	**1,850,537**	1,190,234	55.5
Minority interests	**22,197**	14,664	51.4	**-**	-	-
	1,731,403	1,466,433	18.1	**1,850,537**	1,190,234	55.5

2. SELECTED BALANCE SHEET DATA

	Group			Bank		
	31-Dec-05	31-Dec-04	Incr/ (Decr)	**31-Dec-05**	31-Dec-04	Incr/ (Decr)
	$'000	$'000	%	**$'000**	$'000	%
(a) **Assets**						
Total assets	**145,072,770**	134,878,566	7.6	**121,447,612**	112,724,881	7.7
Loans and advances including trade bills to non-bank customers ^	**67,142,153**	64,300,016	4.4	**51,274,865**	50,570,803	1.4
(b) **Liabilities**						
Deposits of non-bank customers	**85,502,760**	79,018,770	8.2	**66,481,295**	62,354,537	6.6
Total deposits including banker deposits	**114,958,291**	107,212,867	7.2	**96,889,767**	90,219,569	7.4
Subordinated debts (unsecured)						
- Due after one year	**5,616,585**	5,633,534	(0.3)	**6,317,845**	5,549,577	13.8
Other debts issued						
- Due within one year (secured) *	**838,556**	925,366	(9.4)	**-**	-	-
- Due within one year (unsecured)	**177,494**	16,338	NM	**61,300**	16,338	NM
- Due after one year (unsecured)	**475,655**	514,059	(7.5)	**454,849**	514,059	(11.5)
(c) **Capital and reserves**						
Issued and paid-up capital	**1,537,843**	1,536,255	0.1	**1,537,843**	1,536,255	0.1
Total shareholders' equity	**14,928,662**	13,438,752	11.1	**12,481,769**	11,712,338	6.6
(d) **Net asset value**						
Net asset value per ordinary share based on issued share capital as at end of the financial year ($)	**9.71**	8.75	11.0	**8.12**	7.62	6.6

^ Including amount pledged under repurchase agreements.

* These debts are issued by Archer 1 Limited, a special purpose entity ("SPE") of the Group, and secured by a floating charge on all the assets of the SPE.

NM: Not meaningful

3. OTHER INFORMATION

	Group			Bank		
	2005	2004	Incr/ (Decr)	**2005**	2004	Incr/ (Decr)
	$'000	$'000	%	**$'000**	$'000	%
(a) Net profit attributable to equity holders of the Bank						
- Six months ended 30 June	**814,670**	704,646	15.6	**877,785**	620,372	41.5
- Six months ended 31 December	**894,536**	747,123	19.7	**972,752**	569,862	70.7
Total for the financial year	**1,709,206**	1,451,769	17.7	**1,850,537**	1,190,234	55.5
(b) Depreciation	**139,535**	124,701	11.9	**85,675**	84,709	1.1
(c) Net profit as a percentage of average total shareholders' equity (%)						
- Including intangible assets	**12.4**	10.8	14.8	**15.6**	10.1	54.5
- Excluding intangible assets	**12.9**	12.4	4.0	**15.6**	11.7	33.3
(d) Earnings per share (cents)						
- Basic	**111.2**	92.6	20.1	**120.4**	75.9	58.6
- Fully diluted	**111.2**	92.6	20.1	**120.4**	75.9	58.6

(e) Details of new shares of the Bank are as follows:

Particulars of Issue	No. of new shares issued between 1-Oct-05 and 31-Dec-05	No. of new shares that would have been issued upon the exercise of all outstanding options	
		At 31-Dec-05	At 31-Dec-04
Exercise of share options granted under the UOB 1999 Share Option Scheme	188,000	2,470,000	4,274,000

4. REVIEW OF PERFORMANCE

(a) The financial statements have been prepared in accordance with Singapore Financial Reporting Standards ("FRS") and are presented in Singapore dollars. The new and revised FRS that are applicable to the Group with effect from 1 January 2005 and that have impact on the Group's financials are as follows:

- FRS39 Financial Instruments: Recognition and Measurement
- FRS103 Business Combinations / FRS36 Impairment of Assets / FRS38 Intangible Assets
- FRS102 Share-based Payment
- FRS105 Non-current Assets Held for Sale and Discontinued Operations

FRS39 requires prospective application with the opening balances of the affected financial assets and financial liabilities as at 1 January 2005 to be restated and the resulting changes adjusted to the shareholders' equity.

Other than the above changes, the accounting policies and computation methods adopted in the financial statements for the financial year ended 31 December 2005 are the same as those for the financial year ended 31 December 2004.

(b) The Group's results should be read in the following perspective:

- Full year results of Bank of Asia Public Company Limited ("BOA")[1] and its subsidiaries were included for 2005 as opposed to only 5 months for 2004.

- Full year results of PT Bank Buana Indonesia Tbk. ("Bank Buana")[2] were included for 2005 (10 months as an associate and 2 months as a subsidiary) as opposed to only 7 months as an associate for 2004.

(c) The Group recorded a net profit of $1,709 million for 2005, representing an increase of $257 million or 17.7% over the $1,452 million registered in 2004. The increase was mainly due to higher fee and commission income, higher net interest income, discontinuation of goodwill amortisation, and higher other operating income. These were partly offset by lower share of profit of associates, higher operating expenses, and write-off of goodwill in respect of United Overseas Bank Philippines.

(d) Total income increased 15.4% to $3,761 million for 2005 from $3,259 million for 2004, primarily due to higher fee and commission income mainly from investment-related and fund management activities, higher net interest income mainly from customer loans, and net gain on trading securities, government securities and derivatives as against losses for 2004. These were partially offset by lower gains on investment securities.

(e) The Group's total operating expenses increased 16.1% to $1,424 million for 2005 from $1,227 million for 2004. Staff costs increased 16.4% to $684 million primarily from higher wages and salaries on increased headcount, while other operating expenses increased 15.8% to $740 million mainly on depreciation, rental and maintenance charges, advertising expenses and professional fees. Consequently, the expense-to-income ratio of the Group increased to 37.9% from 37.6% a year ago.

(f) Total other impairment charges decreased 16.9% to $174 million for 2005 from $209 million for 2004, mainly due to lower impairment charges on investment securities and loans, partially offset by lower write-back of collective impairment.

(g) Share of pre-tax profit of associates decreased 67.5% to $100 million for 2005 compared to the $307 million for 2004. The decrease was mainly due to the cessation of equity accounting for United Overseas Land Limited ("UOL") with effect from 1 January 2005, coupled with an exceptional gain recorded by UOL in 2004 from the divestment of its holdings in UOB shares.

[1] BOA was acquired by the Bank as a subsidiary on 27 July 2004. It merged with another subsidiary of the Bank, UOB Radanasin Bank Public Company Limited on 28 November 2005 and the enlarged entity was renamed as United Overseas Bank (Thai) Public Company Limited.

[2] On 31 May 2004, the Bank's wholly-owned subsidiary, UOB International Investment Private Limited ("UOBII") acquired 23% stake in Bank Buana. On 14 October 2005, an additional 30% stake was acquired, making Bank Buana a subsidiary of the Group. On 19 December 2005, following the close of the tender offer for the remaining shares not held by UOBII, a further 8.1% interest was acquired, resulting in UOBII holding a total stake of 61.1% in Bank Buana.

(h) The Group's net loans and advances to customers of $67,142 million as at 31 December 2005 were 4.4% higher than the $64,300 million as at 31 December 2004. Group non-performing loans ("NPLs") decreased 28.3% to $3,931 million as at 31 December 2005 from $5,484 million as at 31 December 2004. Consequently, Group NPL ratio improved to 5.6% as at 31 December 2005 from 8.0% as at 31 December 2004. Of the total Group NPLs as at 31 December 2005, $2,228 million or 56.7% were secured by collateral, and $2,529 million or 64.3% were in the Substandard category.

(i) Total cumulative impairment of the Group was $2,714 million as at 31 December 2005 compared to the $3,724 million as at 31 December 2004. Collective impairment as at 31 December 2005 was $1,270 million or 46.8% of total cumulative impairment. The total cumulative impairment as at 31 December 2005 provided a coverage of 69.0% against Group NPLs, as compared to 67.9% as at 31 December 2004. As at 31 December 2005, unsecured NPLs were 159.4% covered by total cumulative impairment, compared to the 138.6% as at 31 December 2004.

(j) Total assets of the Group as at 31 December 2005 were $145,073 million, representing a growth of 7.6% over the $134,879 million as at 31 December 2004.

(k) Shareholders' equity of the Group as at 31 December 2005 was $14,929 million, representing an increase of 11.1% over the $13,439 million as at 31 December 2004. This resulted in the increase in the Group's net asset value per share to $9.71 as at 31 December 2005 from $8.75 as at 31 December 2004.

(l) As at 31 December 2005, the Group's total Capital Adequacy Ratio of 16.1% was 6.1% points above the minimum of 10% set by Monetary Authority of Singapore.

5. DIVIDEND

The Directors recommend the payment of a final dividend of 40 cents per share less 20% Singapore income tax (2004: 40 cents per share less 20% Singapore income tax) in respect of the financial year ended 31 December 2005.

Together with the special dividend of 28.5 cents per share less 20% Singapore income tax, paid in specie of shares in United Overseas Land Limited in July 2005 and the interim dividend of 20 cents per share paid in August 2005, the total dividend for the financial year ended 31 December 2005 will be 88.5 cents per share (2004: 60 cents per share) amounting to a total net dividend of $1,089 million (2004: $744 million). The total net dividend payment could be more if options under the UOB 1999 Share Option Scheme are exercised for shares before the books closure date.

All existing holders of options under the UOB 1999 Share Option Scheme who exercise their options for shares by the books closure date will be entitled to the final dividend, in accordance with the terms of the scheme.

Subject to shareholders' approval at the forthcoming Annual General Meeting, the final dividend for the financial year ended 31 December 2005 will be paid on 22 May 2006.

6. CLOSURE OF BOOKS

Notice is hereby given that, subject to shareholders' approval of the payment of the aforementioned dividend at the Annual General Meeting to be held on 27 April 2006, the Share Transfer Books and Registers of Members of the Bank will be closed from 10 May 2006 to 11 May 2006, both dates inclusive. Duly completed transfers received by the Bank's Registrar, Lim Associates Pte Ltd, at 10 Collyer Quay #19-08 Ocean Building, Singapore 049315 up to 5.00 pm on 9 May 2006 will be registered to determine shareholders' entitlements to the proposed final dividend. In respect of ordinary shares in securities accounts with The Central Depository (Pte) Ltd ("CDP"), the final dividend will be paid by the Bank to CDP which will, in turn, distribute the dividend entitlements to shareholders.

7. EVENT SUBSEQUENT TO THE BALANCE SHEET DATE

On 6 January 2006, in exercise of the share purchase mandate renewed by equity holders of the Bank at the extraordinary general meeting held on 27 April 2005, the Bank has set aside $600 million for on-market purchases of its ordinary shares for cancellation.

BY ORDER OF THE BOARD
UNITED OVERSEAS BANK LIMITED



Mrs Vivien Chan
Secretary

Dated this 23rd day of February 2006

The results are also available at the Bank's website at www.uobgroup.com